25 RESEARCH DRIVE, WESTBOROUGH, MASSACHUSETTS 01582

November 30, 2005

BY EDGAR

Mr. Robert Babula
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     New England Power Company (the "Company")
           Form 10-K for the fiscal year ended March 31, 2005 (File No. 001-6564)

Dear Mr. Babula:

On November 15, 2005, on behalf of the staff (the "Staff") of the U.S. Securities and Exchange Commission, you provided an additional comment on the above-referenced report in a telephone call to Paul Bailey.  The comment related to the Company's response in its letter dated October 21, 2005 to comment 20 in the Staff's letter dated September 28, 2005 (the "Comment Letter").  This letter contains the Company's response to that comment.

For convenience, we have transcribed the Staff's comment below in boldfaced italics and provided our response immediately below it.

Note D - Commitments and Contingencies, page 30

In your letter to the Staff dated October 21, 2005, you indicated in your response to comment 20 that the Company reflects its entire nuclear decommissioning obligation as long-term because uncertainty exists as to the amount and timing of the payment of the liability.  The Staff respectfully disagrees with this determination.  The uncertainty of amount and timing of the payments does not preclude recognizing the estimated current portion of the liability and reflecting it as such in the financial statements.  The Staff proposes that the Company do so prospectively.

RESPONSE:

We note the Staff's comment.  Prospectively, we will estimate the current portion of the liability and classify it as a current liability in our balance sheet.  If comparative balance sheets are presented we will conform the historical periods to the new format.

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If you have any questions or require additional information regarding our responses, please direct them to me at 508-389-2000 or by fax at 508-389-2605 or to Paul Bailey, Controller, at 508-389-2000 or by fax at 508-389-2925.

Yours truly,

/s/ John G. Cochrane

John G. Cochrane
Chief Financial Officer
New England Power Company